

January 7, 2011

Joseph P. Hannan
Senior Vice President, Treasurer and Chief Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, GA 30305

> **RE:    Cumulus Media Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 000-24525**

Dear Mr. Hannan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director